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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              (Amendment No. __) *


                              MEDICONSULT.COM, INC.
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   58469J 10 0
                                 (CUSIP Number)

                                DECEMBER 16, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                                   Page 1 of 5


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1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Quintiles Transnational Corp.
                  I.R.S. Employer Identification No.:  56-1714315

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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a) [ ]
                  (b) [X]

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3) SEC USE ONLY


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4) SOURCE OF FUNDS (See Instructions)

              OO

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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   OR 2(e)
                                                                        [ ]
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6) CITIZENSHIP OR PLACE OF ORGANIZATION

                  North Carolina

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                           7)  SOLE VOTING POWER
NUMBER OF                                                              2,595,168
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER
OWNED BY                                                                     -0-
EACH                       -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER
PERSON                                                                 2,595,168
WITH:                      -----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER
                                                                             -0-
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,595,168
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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

                                                                        [ ]
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                                           5.50%
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14) TYPE OF REPORTING PERSON (See Instructions)
                                                                              CO


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ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to 2,595,168 shares of the common stock, par value $.001 per share, of Mediconsult.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1330 Avenue of the Americas, 17th Floor, New York, New York 10019.

ITEM 2.  IDENTITY AND BACKGROUND

         The name of the entity filing this report is Quintiles Transnational Corp., a North Carolina corporation ("Quintiles"), whose principal offices are located at 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. Quintiles is engaged in the business of providing a full range of integrated product development and commercialization solutions to the pharmaceutical, biotechnology and medical device industries.

         During the last five years, Quintiles has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Quintiles been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The shares of the Issuer's Common Stock beneficially owned by Quintiles were acquired on December 16, 1999, pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 7, 1999, by and among the Issuer, PMCI, Inc., Physician's Online, Inc. ("POL") and certain shareholders of POL, including Quintiles. As a former shareholder of POL, Quintiles received shares of the Issuer's Common Stock in exchange for all securities of POL owned by Quintiles.

ITEM 4.  PURPOSE OF TRANSACTION

         On September 7, 1999, the Issuer, POL, PMCI, Inc. and certain shareholders of POL, including Quintiles entered into the Merger Agreement. Under the Merger Agreement, on December 16, 1999, PMCI, Inc. (a wholly-owned subsidiary of the Issuer) merged with and into POL, and the former shareholders of POL, including Quintiles, received an aggregate of 20,002,734 shares of Issuer Common Stock, including shares subject to outstanding stock options. As a result of the merger, POL became a wholly-owned subsidiary of the Issuer. The Merger Agreement is described more fully in, and attached as an appendix to, the Information Statement/Prospectus of the Issuer, dated November 19, 1999, as filed with the Securities and Exchange Commission.

         Under the Merger Agreement, as of the effective time of the merger, the Issuer agreed to expand its Board of Directors from six to ten seats, and to nominate four persons selected by the principal shareholders of POL (the "POL Principal Shareholders"), including Quintiles, to fill the newly-created vacancies. In addition, under the Merger Agreement, the Issuer also agreed that it would take such action necessary to nominate persons selected by certain POL Principal Shareholders, including Quintiles, for election to the Issuer's Board of Directors at its next annual meeting of shareholders to be held in 2000. The Principal Shareholders were granted the right to select a Board nominee for every 10% of the Issuer's Common Stock held at such time by all POL Principal Shareholders in the aggregate.

         Quintiles has no intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above, neither Quintiles, nor to the best of its knowledge, any executive officer or director of Quintiles, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an

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extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer or a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Quintiles is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 2 of this Schedule 13D. In addition, the number of shares as to which Quintiles has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 2 of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In addition to the Merger Agreement, the POL Principal Shareholders entered into an Agreement, dated September 7, 1999, as amended, under which the POL Principal Shareholders named those individuals to be nominated to the Issuer's Board as of the effective time of the merger and also designated which POL Principal Shareholders would have the ability to nominate persons to the Issuer's Board at its 2000 annual meeting of shareholders. The POL Principal Shareholders did not agree to vote their Issuer shares in any way, either directly or indirectly, nor did they make any arrangements in that respect. Because the POL Principal Shareholders did not agree to vote their Issuer shares in any way, nor to hold, acquire or dispose of any Issuer shares, the existence of a group (for purposes of this Schedule 13D) is expressly disclaimed.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 1999

                                       QUINTILES TRANSNATIONAL CORP.

                                       By: /s/ Rachel Selisker
                                           -------------------------------------
                                       Name:   Rachel R. Selisker
                                       Title:  Executive Vice President, Chief
                                               Financial Officer